SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

30 April 2006	Matav – Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Board Approves Final Terms of the Merger of the Israeli Cable
Operators

        NETANYA, Israel – April 30, 2006 – Matav-Cable Systems Media Ltd. (NASDAQ & TASE: MATV) today announced that its board of directors has approved the final version of the agreement to be entered into with the Israeli Cable Operators, namely the group led by Golden Channels G.P., and the group led by Tevel International Telecommunications Ltd., for the purchase by Matav , directly or indirectly, of all of the outstanding shares, partners’ rights, or assets and liabilities of each of the entities constituting the groups. The agreement has been approved of in principle by the other parties which expect to have the agreement formally approved by their applicable governing bodies over the coming days. The merger will be effected retroactively as of January 1, 2006, such that the business operating results of the merged activity commencing as of that date will be attributed to the merged company.

In consideration for the above acquisition, Matav will assume, directly or indirectly, the financial liabilities of the entities constituting the groups as of December 31, 2005 in an aggregate amount of approximately NIS 3 billion, and will issue approximately 45,600,000 shares to the groups’ direct or indirect owners, constituting approximately 60% of Matav’s outstanding shares following the completion of the transaction. Accordingly the holdings of Matav’s existing shareholders will be diluted. The Company expects that the agreement will be executed by all parties in the coming days, following the formal approval of its terms by all of the other parties.

Following the completion of the transaction, the Company’s ordinary shares will be held by the direct and indirect owners of the entities constituting the groups, in direct proportion to the number of television subscribers of each of the entities, as of September 30, 2005, based on an attribution of financial debt of NIS 4,037.5 per subscriber.

The largest shareholders of the Company following the closing of the transaction will be the Fishman Group, Yedioth Communications Ltd., Delek Investments and Properties Ltd., and Bank Leumi Le’Israel Ltd.

Since the Company’s financial debt, as of December 31, 2005, was lower than NIS 4,037.5 per subscriber, the Company will purchase from Tevel immediately prior to the closing of the transaction, approximately 125,000 of Tevel’s television subscribers in consideration for the sum of NIS 6,277.5 per subscriber. The purchase of Tevel subscribers will be entirely funded through bank credit and will be effected retroactively as of January 1, 2006. The prior purchase from Tevel will equalize the level of financial debt per television subscriber among the Company and the other groups. The approximate sum of NIS 3 billion in financial liabilities assumed by the Company as described above, includes the additional debt to be assumed by Matav in order to purchase Tevel’s television subscribers.

The transaction is to be funded by a credit facility which is currently being negotiated by the Company and its banks, in accordance with certain agreed upon principles.

The Company’s largest shareholders following the acquisition have agreed to entitle each other to certain rights of first refusal with respect to sales of the Company’s ordinary shares for a period of five years following the closing of the transaction.

The completion of the transaction is subject to various conditions precedents, including the completion of due diligence, the execution of a definitive agreement regarding the finance of the merged entity and the receipt of certain third party and regulatory approvals. The completion of the transaction is also subject to the approval of the shareholders of the Company and their approval of certain amendments to the Company’s Articles of Association, including with respect to the structure of the Company’s board. The transaction is also subject to the completion of certain actions by the parties necessary so that either the Fishman Group or Yedioth Communications Ltd will be the Company’s largest shareholder immediately following the closing of the transaction.

There is no assurance that these conditions will be satisfied or that the proposed transaction, or a similar transaction, will be consummated on these or any other terms. The Company is examining the accounting consequences of the transaction in its present format and the accounting treatment for it in the Company’s financial statements. The transaction will be accounted for (if and when consummated) on the date upon which all the prerequisites are met.

About Matav:

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 1.2% of Partner Communications Ltd., a GSM mobile phone company and 18.5 % of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

IMPORTANT NOTICE:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. There are a number of important factors that could cause actual results or events to differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made in this press release, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission, and specifically with respect to the transaction described in this press release (7) failure to obtain all of the closing conditions, including receipt of all the necessary consents. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

Ori Gur Arieh, General Counsel Matav-Cable Systems Media Ltd. Tel.: +972-77-7077031

Ayelet Shiloni Integrated Investor Relations Tel.:+1-866-447-8633 Tel.:+972-52-6863-336 ayelet@integratedir.com